

Mail Stop 4561

May 18, 2018

Jiayuan Lin
Chief Executive Officer
Cango Inc.
10A, Building 3, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200127
People's Republic of China

> **Re: Cango Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 4, 2018**
> **CIK No. 0001725123**

Dear Mr. Lin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2018 letter.

Risk Factors

Risks Relating to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIE…, page 44

1.   We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand the disclosure here and in your Description of Share Capital section to discuss the impact, if any, of these provisions on your security

holders' rights to pursue claims under the United States federal securities laws, or to state that there is no such impact.

Critical Accounting Policies, Judgements and Estimates

Share-Based Compensation, page 100

2.   We have reviewed your response to prior comment 20 and note these equity interests were fully vested and that there is no exercise price for such awards. You currently disclose that you granted "equity interests" to employees. Clarify the characteristics of these equity interests and revise your disclosures to indicate whether these equity interests are shares or options.

3.   We note your expanded disclosures in response to prior comment 21. Further disclose the fair value of your shares at the time of valuation.

Description of American Depositary Shares, page 171

4.   We note your response to prior comment 24. Please include a statement in this section confirming that the arbitration provision in the deposit agreement does not impact ADS holders' rights to bring claims under the federal securities laws.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Restricted cash, page F-23

5.   We note your response to prior comment 28. Your disclosure indicates that your restricted cash balance consists of general collaboration deposits and guarantee deposits for risk assured arrangements. Tell us your consideration of providing a break-out of restricted cash between these two items.

Financing receivables, page F-24

6.   We note your revised disclosure in response to prior comment 26 that you record financing receivables in accordance with ASC 310-30. Provide the disclosures required by ASC 310-30-50. Please advise or revise.

7.   Your disclosure on page F-25 indicates that any gain or loss from the disposal of the repossessed assets is recognized as other income or expense in the consolidated statements of comprehensive income. We note your disclosure on page 132 that Repossession and Disposal are two of the six distinct stages of your Delinquent Asset Management. As such,

tell us how you determined that this gain or loss should not be recorded as an operating expense. Refer to Rule 5-03 of Regulation S-X.

Note 20. Fair Value Measurements, page F-44

8.   We note your expanded disclosures on page F-28 in response to prior comment 31. We continue to note that your fair value measurement disclosures appear to be incomplete. In this regard, other assets and liabilities that are measured at fair value either on a recurring or nonrecurring basis are not identified as such in your footnote. For example, long-term investments, risk assurance liabilities, short-term borrowings and long-term borrowings should be identified respectively. Refer to ASC 820-10-50.

9.   We note your response to prior comment 32. We further note the changes in your Level 3 balances from December 31, 2016 to December 31, 2017. Provide reconciliation in your footnote that reconciles the opening balances to the closing balances, disclosing separately changes during the period. Refer to ASC 820-10-50-2(c).

Note 22. Share-Based Compensation, page F-49

10.   We note your expanded disclosure in response to prior comment 34. It continues to appear that you are missing several disclosures. Revise to provide the disclosures required by ASC 718-10-50.

Note 23. Commitments and Contingencies, page F-49

11.   We have reviewed your response to prior comment 35. In accordance with ASC 450-20-50, please expand your disclosure to clearly disclose the following information for your legal contingencies in the aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Chris K.H. Lin, Esq.
        Simpson Thacher & Bartlett LLP